UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

VSOURCE, INC. (Name of Issuer)
Common Stock, $0.01 par value (Title of Class of Securities)
92908B 10 5 (CUSIP Number)
Dennis M. Smith Unit 501, AXA Centre, 151 Glouchester Rd., Wanchai, Hong Kong 852-2259-7888 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 18, 2001 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 92908B 10 5

1.	Names of Reporting Persons. Dennis M. Smith I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization US

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,587,885(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,587,885(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,587,885(1)

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 17.3%(2)

14.	Type of Reporting Person IN
(1) Includes options to purchase 4,096,218 shares exercisable within 60 days of December 18, 2001.
(2) Based on 38,083,408 shares of common stock issued and outstanding, as described in Item 5 herein.
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Item 1. Security and Issuer

          This statement on Schedule 13D relates to the shares of common stock, $0.01 par value (the "Common Stock") of Vsource, Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 16875 West Bernardo Drive, Suite 250, San Diego, CA 92127.

Item 2. Identity and Background.

(a)	Name: Dennis M. Smith

(b)	Residence or business address: Unit 501, AXA Centre, 151 Gloucester Road, Wanchai, Hong Kong

(c)	Present Principal Occupation or Employment: Vice-chairman, Chief Financial Officer and Chief Strategy Officer of the Issuer

(d)	Criminal Conviction: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

(e)

Court or Administrative Proceedings:  The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it became or has become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: The Reporting Person is a US citizen.

Item 3. Source and Amount of Funds or Other Consideration:

          The Reporting Person acquired 80,088 shares of Common Stock on December 15, 2001 pursuant to a distribution of shares of the Issuer by NetCel360 Holdings Limited ("NetCel360") to its direct shareholders. These shares were part of the 2,774,213 shares of Common Stock received by NetCel360 as the first tranche of consideration for the sale of NetCel360's assets to the Issuer under an Acquisition Agreement dated as of May 24, 2001, as amended (the "Acquisition Agreement") between the Issuer and NetCel360. As described in greater detail in Item 4 below, the Reporting Person, who was a co-founder of NetCel360, is a direct and indirect shareholder of NetCel360. The Reporting Person's direct and indirect holdings in NetCel360 are comprised of direct investment into NetCel360, using personal funds, and founder shares. None of the funds used to acquire shares of NetCel360 were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of NetCel360 or the Issuer. The Acquisition Agreement was filed as Exhibit 2.1 to the Issuer's Quarterly Report on Form 10-Q for the period ending April 30, 2001 (SEC File No. 000-30326), which is incorporated herein by reference. The Amendment to Acquisition Agreement, dated June 22, 2001, between the Issuer and NetCel360, was filed as Exhibit 2.2 to Item 7 of the Report on Form 8-K filed by the Issuer on July 2, 2001, which is incorporated herein by reference.

         The Reporting Person acquired 2,411,579 shares of Common Stock on December 18, 2001 pursuant to the Issuer's discharge of its obligations under a $2.25 million loan (the "Bridge Loan") incurred under the Amended and Restated Bridge Loan Agreement dated May 24, 2001, as amended on June 22, 2001 (the "Bridge Loan Agreement"). Under the terms of the Bridge Loan Agreement, the Issuer was entitled to repay in full all principal and interest outstanding under the Bridge Loan by issuing and delivering shares of Common Stock to the Bridge Loan lenders at a conversion rate of $0.20 per share. The Issuer assumed the rights and obligations of NetCel360 under the Bridge Loan Agreement as part of the acquisition of assets of NetCel360 under the Acquisition Agreement. The Reporting Person was one of the lenders under the Bridge Loan Agreement and used personal funds to extend the loan. None of the funds extended were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of NetCel360 or the Issuer. The Bridge Loan Agreement and the amendment thereto were filed as Exhibits 4.2 and 4.3, respectively, to Item 7(c) of the Report on Form 8-K filed on July 2, 2001, which is incorporated herein by reference.

         On December 18, 2001, pursuant to the compensation arrangements agreed upon in the Reporting Person's employment agreement, a copy of which was filed as Exhibit 10.22 to the Issuer's Quarterly Report on Form 10-Q for the period ending July 31, 2001 (SEC File No. 000-30326), which is incorporated herein by reference, the Issuer granted the Reporting Person options to purchase 5,905,374 shares of Common Stock. The Reporting Person had previously been granted options to purchase 229,241 shares of Common Stock. Options with respect to 4,096,218 shares of Common Stock are exercisable within 60 days of the date of this Schedule 13D. The Reporting Person has not exercised any of these options.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         Direct Interest in NetCel360

         As described in Item 3, the Reporting Person received 80,088 shares of Common Stock as the result of a distribution by NetCel360 to its direct shareholders pursuant to a plan of reorganization (the "NetCel360 Plan of Reorganization") under which NetCel360 intends to distribute the shares of Common Stock received by it under the Acquisition Agreement to its shareholders and then be liquidated. The NetCel360 Plan of Reorganization was filed as Exhibit 1 to Item 7 of the Schedule 13D of NetCel360 dated July 3, 2001, which is incorporated herein by reference. The 80,088 shares were part of the initial tranche of 2,774,213 shares (the "First Tranche Shares") received by NetCel360 under the Acquisition Agreement.

         On December 22, 2001, NetCel360 received 935,486 shares of Common Stock on December 22, 2001 as payment in full of all remaining consideration due under the Acquisition Agreement (the "Second Tranche Shares"). The Reporting Person anticipates that pursuant to the NetCel360 Plan of Reorganization, it will receive up to 27,007 shares of Common Stock when NetCel360 distributes the Second Tranche Shares to its direct shareholders. The Reporting Person does not control NetCel360 and does not know when such distribution will occur. Accordingly, because the issuance of the Second Tranche Shares from NetCel360 to the Reporting Person is beyond the control of the Reporting Person, the Reporting Person does not currently beneficially own any of such shares of Common Stock and none of such shares are reported at this time in this Schedule 13D.

         Indirect Interest in NetCel360

         The Reporting Person is an indirect shareholder in NetCel360 through its interest in Total E-commerce Limited ("TEC"), a shareholder of NetCel360. The Reporting Person is a director of TEC and holds a 24.5% interest in NetCel Limited, which holds 50% of TEC. The other 50% of TEC is owned by a single entity which is not affiliated with the Reporting Person. NetCel360 distributed 644,152 First Tranche Shares to TEC. The Reporting Person anticipates that under the NetCel360 Plan of Reorganization, NetCel360 will distribute up to 217,212 Second Tranche Shares to TEC. If TEC were to distribute all of its First Tranche Shares and Second Tranche Shares to its shareholders, NetCel Limited would receive 430,682 shares of Common Stock, of which the Reporting Person would receive 105,517 shares of Common Stock. It is the intent of TEC and NetCel Limited to promptly distribute any shares of Common Stock to their respective shareholders upon completion of the distribution of the Second Tranche Shares by NetCel360.

         TEC does not control NetCel360 and does not know when such distribution will occur. The Reporting Person does not control TEC and does not have beneficial ownership of the shares of Common Stock held by TEC. Accordingly, because the issuance of shares of Common Stock from NetCel360 to TEC, and from TEC to NetCel Limited, are beyond the control of the Reporting Person, the Reporting Person does not currently beneficially own any of such shares of Common Stock and none of such shares are reported at this time in this Schedule 13D.

         Bridge Loan Shares

         As described in Item 3, the Reporting Person received 2,411,579 shares of Common Stock as the result of the Issuer's election to repay the Bridge Loan by issuing and delivering shares of Common Stock to the Bridge Loan lenders. All amounts owing to the Reporting Person under the Bridge Loan have been repaid in full.

         Options

         As described in Item 3, the Reporting Person has been granted options to purchase a total of 6,134,615 shares of Common Stock, of which options to purchase 4,096,218 shares of Common Stock are exercisable within 60 days of this Schedule 13D. The options were granted to the Reporting Person as part of the Reporting Person's compensation package. None of the options have been exercised.

         Series A Notes

         On June 25, 2001, pursuant to a Convertible Note Purchase Agreement dated as of June 25, 2001 (the "Series A Purchase Agreement") the Issuer issued an aggregate $4.6 million in original principal amount of convertible promissory notes ("Series A Notes"), with the terms described below. The Reporting Person exchanged $239,031 in principal amount and accrued interest of its Bridge Loan for a Series A Note with a principal amount of $239,031. The Series A Purchase Agreement was filed as Exhibit 4.4 to Item 7(c) of the Issuer's Report on Form 8-K dated June 22, 2001, which is incorporated herein by reference.

         The Series A Notes bear interest at 10.0% per annum and mature on June 30, 2003. Certain wholly-owned subsidiaries of the Issuer have guaranteed the Issuer's obligations under the Series A Notes. At any time, a holder of a Series A Note may elect to convert the Series A Note into a number of shares of Series 3-A Preferred Stock of the Issuer determined by dividing the outstanding principal and interest on the Series A Note by $60. All Series A Notes shall be automatically so converted upon the election of the holders of Series A Notes representing 75% of the outstanding principal amount of all then-outstanding Series A Notes. The $60 conversion price described above is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, and (c) recapitalizations, reclassification or exchange.

         The Series 3-A Preferred Stock to be issued upon conversion of a Series A Note will have the following characteristics:

         - Redemption. In the event that the Conversion Conditions (as defined below) are not satisfied prior to February 15, 2002 or the Conversion Conditions fail to be satisfied at any time after February 15, 2002, then at any time after June 30, 2002, the Issuer shall have the right to redeem all shares of Series 3-A Preferred Stock then outstanding at a price per share equal to the Redemption Amount (as defined below). Also, if at any time after February 15, 2002, the Conversion Conditions are not satisfied, then at any time on or after the earlier of June 30, 2002 and a bankruptcy event involving the Issuer, each holder of Series 3-A Preferred Stock may require the Issuer to redeem all or any portion of such holder's shares of Series 3-A Preferred Stock, at a price per share equal to the Redemption Amount. The "Conversion Conditions" are that either (i) there is an effective amendment to the Issuer's certificate of incorporation increasing the authorized shares of Common Stock of the Company to at least 200 million shares and that stockholders of the Issuer have approved the issuance of shares of Common Stock upon conversion of the Series 3-A Preferred Stock; or (ii) the Company has decided not to seek such approvals and the Company has received an opinion of counsel, which has not been withdrawn, to the effect that (x) such approval is not required for the issuance of Common Stock upon conversion of the Series 3-A Preferred Stock; (y) such shares of Common Stock, when issued, will be fully paid, validly issued and non-assessable; and (z) such issuance would not violate the rules or regulations of any securities exchange or market on which any of the Issuer's securities are then listed, if any. On November 20, 2001, the stockholders of the Issuer approved the issuance of shares of Common Stock upon conversion of the Series 3-A Preferred Stock and the filing of an amendment to the Issuer's certificate of incorporation. However, because such filing has not yet been made by the Issuer, as of the date of this Schedule 13D, the Conversion Conditions are not yet satisfied. The "Redemption Amount" with respect to a share of Series 3-A Preferred Stock means an amount in cash equal to the greater of (i) three (3) times the sum of $60 (as adjusted for stock splits, stock dividends and similar transactions) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock; and (ii) the fair market value of the Common Stock into which such share of Series 3-A Preferred Stock would be convertible (regardless of any limitations on conversion), provided that such fair market value for purposes of determining the Redemption Amount shall not exceed $0.35 per share of Common Stock (as adjusted for stock splits, stock dividends and similar transactions).

         - Voting Rights. The holder of each share of Series 3-A Convertible Preferred Stock has the right to one vote for each share of Common Stock into which such Series 3-A Preferred Stock could then be converted (without taking into account any restrictions or conditions on such conversion).

         - Conversion. Subject to the Conversion Conditions, each share of Series 3-A Convertible Preferred Stock is initially convertible at the option of the holder thereof into a number of shares of Common Stock determined by dividing the sum of $60 (as adjusted for stock splits, stock dividends and similar transactions) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock by $0.10, subject to adjustment in certain circumstances. Each share of Series 3-A Convertible Preferred Stock will automatically be converted into shares of Common Stock at the election of the holders of 75% of the outstanding shares of Series 2-A Convertible Preferred Stock. The conversion price is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares by the Issuer below the conversion price of the shares of Series 3-A Convertible Preferred Stock.

         The Certificate of Designations of Series 3-A Convertible Preferred Stock was filed as Exhibit 4.1 to Item 7(c) of the Report on Form 8-K dated June 22, 2001, which is incorporated herein by reference.

         Because the issuance of shares of Common Stock of the Issuer upon conversion of the Series 3-A Preferred Stock which may be received by the Reporting Person upon conversion of a Series A Note is subject to the Conversion Conditions, which are beyond the control of the Reporting Person, the Reporting Person does not currently beneficially own any of such shares of Common Stock and none of such shares are reported at this time in this Schedule 13D.

         General

         Depending on market conditions and other factors that it may deem material to its investment decision, the Reporting Person may purchase additional Common Shares in the open market or in private transactions or may dispose of all or a portion of the Common Shares that it now owns or hereafter may acquire. In addition, the Reporting Person may make proposals and take such other actions as are commensurate with its rights and duties as a director and officer of the Issuer.

         Other than as described in Item 3 and this Item 4, the Reporting Person does not have any plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although it reserves the right to develop such plans).

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Item 5. Interest in Securities of the Issuer.

          Each of the calculations in this Item 5 are based on 38,083,408 shares of Common Stock, which is comprised of (i) 21,431,394 shares of Common Stock outstanding, as reported in the Issuer's most recent Form 10-Q, plus (ii) 11,620,310 shares of Common Stock issued pursuant to the Issuer's discharge of the Bridge Loan, as reported in the Issuer's Form 8-K dated December 18, 2001, plus (iii) 935,486 shares of Common Stock issued to NetCel360 on December 22, 2001 under the Acquisition Agreement, plus (iv) 4,096,218 shares of Common Stock issuable with respect to options exercisable by the Reporting Person within 60 days from the date of this Schedule 13D.

(a)

The Reporting Person beneficially owns 6,587,885 shares of Common Stock (including 4,096,218 shares issuable with respect to options exercisable within 60 days from the date of this Schedule 13D), which represents 17.3% of all of the shares of Common Stock issued and outstanding.

(b)	The Reporting Person has the sole power to vote and to dispose of the shares of Common Stock set forth in paragraph (a).

(c)	Except as set forth in Item 4, the Reporting Person has not effected any transactions in the Issuer's Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as set forth in this Schedule 13D or in the exhibits filed herewith and incorporated by reference, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the shares of Common Stock of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the shares of Common Stock of the Issuer.

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Item 7. Material to be Filed as Exhibits.
Exhibit 1(*)

Acquisition Agreement, dated May 24, 2001, between Vsource, Inc. and NetCel360 Holdings Limited (incorporated by reference to Exhibit 2.1 of the Issuer's Form 10-Q for the quarterly period ended April 30, 2001)

Exhibit 2(*)

Amendment to Acquisition Agreement, dated June 22, 2001, between Vsource, Inc. and NetCel360 Holdings Limited (incorporated by reference to Exhibit 2.2 of the Issuer's Report on Form 8-K, filed on July 2, 2001)

Exhibit 3(*)

Amended and Restated Bridge Loan Agreement, dated May 24, 2001, by and among NetCel360 Holdings Limited, NetCel360.com Ltd, NetCel360 Sdn Bhd and certain lenders named therein (incorporated by reference to Exhibit 4.2 of the Issuer's Report on Form 8-K, filed July 2, 2001)

Exhibit 4(*)

First Amendment to Amended and Restated Bridge Loan Agreement, dated June 22, 2001, by and among NetCel360 Holdings Limited, NetCel360.com Ltd, NetCel360 Sdn Bhd and certain lenders named therein (incorporated by reference to Exhibit 4.3 of the Issuer's Report on Form 8-K, filed July 2, 2001)

Exhibit 5(*)	Employment Agreements of Dennis Smith, dated as of June 22, 2001 (incorporated by reference to Exhibit 10.22 to the Issuer's Form 10-Q for the quarterly period ended July 31, 2001)
Exhibit 6(*)	Plan of Reorganization of NetCel360 Holdings Limited dated June 8, 2001 (incorporated by reference to Exhibit 1 to the Schedule 13D of NetCel360 Holdings Limited filed on July 3, 2001)
Exhibit 7(*)

Convertible Note Purchase Agreement, dated June 25, 2001, by and among Vsource, Inc., NetCel360.com Ltd, NetCel360 Sdn Bhd and certain purchasers named therein (incorporated by reference to Exhibit 4.4 of the Issuer's Report on Form 8-K, filed July 2, 2001)

Exhibit 8(*)	Certificate of Designation of Series 3-A Preferred Stock (incorporated by reference to Exhibit 4.1 of the Issuer's Report on Form 8-K, filed July 2, 2001)
* Previously filed with the Securities and Exchange Commission.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2001
By:	/s/ Dennis M. Smith Dennis M. Smith

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